Filed Pursuant to Rule 424(b)(3)
Registration No. 333-180356

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 4 DATED JUNE 3, 2015
TO THE PROSPECTUS DATED APRIL 2, 2015

This document supplements, and should be read in conjunction with, our prospectus dated April 2, 2015, as supplemented by Supplement No. 1 dated April 2, 2015, Supplement No. 2 dated May 4, 2015 and Supplement No. 3 dated May 19, 2015. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	our daily net asset value per share for our Class A shares and Class B shares for the month of May 2015 and

•	an update to the management section of our prospectus.

Historical NAV per Share
The following table sets forth the net asset value, or NAV, per share for the Class A and Class B shares of our common stock on each business day for the month of May 2015:

Date	NAV per Class A Share	NAV per Class B Share
May 1, 2015	$12.76	$12.84
May 4, 2015	$12.76	$12.84
May 5, 2015	$12.73	$12.81
May 6, 2015	$12.72	$12.81
May 7, 2015	$12.75	$12.83
May 8, 2015	$12.76	$12.85
May 11, 2015	$12.74	$12.82
May 12, 2015	$12.74	$12.83
May 13, 2015	$12.73	$12.81
May 14, 2015	$12.76	$12.84
May 15, 2015	$12.77	$12.85
May 18, 2015	$12.76	$12.84
May 19, 2015	$12.76	$12.84
May 20, 2015	$12.76	$12.84
May 21, 2015	$12.75	$12.83
May 22, 2015	$12.75	$12.83
May 26, 2015	$12.74	$12.82
May 27, 2015	$12.75	$12.83
May 28, 2015	$12.74	$12.82
May 29, 2015	$12.72	$12.80
Purchases and redemptions of shares of our common stock are made in accordance with our policies as set forth in our prospectus. Our NAV per share is posted daily on our website at www.rreefpropertytrust.com and is made available on our toll-free, automated telephone line at (855) 285-0508.
Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined. Our NAV per share, which is updated at the end of each business day, along with our prospectus, as supplemented, are available on our website.

Update to the Management Section of our Prospectus

The following disclosure supersedes and replaces the disclosure found on page 99 of our prospectus in the section titled “Management - The Sub-Advisory Agreement” and should be read in conjunction with, and supplements as appropriate, the disclosure contained elsewhere in the prospectus. The services agreement described below supersedes the sub-advisory agreement described in our prospectus.
The Services Agreement
Our advisor has engaged Strategic Capital Advisory Services, LLC, which we refer to as SCAS, to provide certain administrative services to our advisor. SCAS, an affiliate of the dealer manager, employs operations and technology specialists with expertise in the financial services industry, including experience in the design, development, support and servicing of publicly offered, non-exchange traded REITs. SCAS provides administrative services relating to communications with our stockholders, public relations activities, marketing services, technology support and various operational services, including, but not limited to, supervising the performance of our transfer and escrow agents and assisting in the administration of our distribution reinvestment program and our redemption plan. All fees paid to SCAS for the services described above will be paid by our advisor. We have also agreed to reimburse SCAS for its out-of-pocket expenses in connection with providing services to us and will pay a $25.00 charge per subscription agreement for reviewing and processing subscription agreements. SCAS serves as a fiduciary under a services agreement with our advisor. Other than as described above, SCAS does not have a contractual relationship with us.
The services agreement may be terminated by our advisor at any time with or without cause and may be terminated by SCAS for cause. If SCAS does not adequately perform its duties or fails to dedicate sufficient time to us, our recourse against it will be limited.